Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

BETWEEN AMC AND CHONGQING TRUST

On 25 October 2018, the Board considered and approved the Framework Agreement to be entered into between AMC, a non-wholly owned subsidiary of the Company, and Chongqing Trust, pursuant to which AMC and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products and asset management services. AMC and Chongqing Trust will enter into the Framework Agreement by 31 December 2018.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the Framework Agreement (whether on a standalone basis or in aggregate with the similar transactions between CLWM and Chongqing Trust, details of which are set out in the announcement of the Company dated 19 December 2017) are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

On 25 October 2018, the Board considered and approved the Framework Agreement to be entered into between AMC, a non-wholly owned subsidiary of the Company, and Chongqing Trust, pursuant to which AMC and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products and asset management services. AMC and Chongqing Trust will enter into the Framework Agreement by 31 December 2018.

PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT

Parties

AMC

Chongqing Trust

Scope of Transactions

Under the Framework Agreement, AMC and Chongqing Trust will conduct certain daily transactions, including:

(a)

subscription of trust products: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of AMC, AMC will subscribe for the trust products issued by Chongqing Trust with its own funds or the funds under its management according to its needs of asset allocation, and Chongqing Trust will receive the trustee’s remuneration from the trust assets under the trust products.

(b)

asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of Chongqing Trust, Chongqing Trust will subscribe for the asset management products, in respect of which AMC acts as the manager, with its own funds or the funds under its management according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by Chongqing Trust or its trustor in its capacity as the subscriber, and AMC will charge Chongqing Trust or its trustor a management fee for serving as the product manager.

(c)

other daily transactions permitted by laws and regulations, including but not limited to, mutual provision of services such as human resources services, leasing of assets (mainly office space), and other daily transactions permitted by laws and regulations.

Commission File Number 001-31914

Pricing and Payment

Pricing of the transactions under the Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription of trust products: at the time of AMC’s subscription of the trust product, AMC shall pay to Chongqing Trust the subscription amount. When the trust product expires, Chongqing Trust shall distribute the trust principal and benefits to AMC in accordance with the provisions of the trust contract. During the term of the trust plan, Chongqing Trust shall receive the trustee’s remuneration from the trust assets in accordance with the provisions of the trust contract.

(b)

asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will range from 0.5% to 1% during the term of the Framework Agreement.

(c)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made in the manner stipulated in the specific agreements to be entered into between the parties.

Term

The Framework Agreement shall have a term up to 31 December 2019, effective upon signing by the representatives of the parties and affixing of official seals of the parties. During the term of the Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Framework Agreement.

Commission File Number 001-31914

ANNUAL CAPS

There were no historical transactions of a similar nature between AMC and Chongqing Trust. The Company estimates that the annual caps for the transactions under the Framework Agreement for the two years ending 31 December 2019 will be as follows:

RMB in hundred million

	For the year ending 31 December 2018	For the year ending 31 December 2019
Amount of subscription by AMC and the asset management products managed by it of the trust products issued by Chongqing Trust Note	12	18
Management fee for asset management services payable to AMC by Chongqing Trust and the trust products issued by it	1	1.5
Fees for other daily transactions	1	1

Note:

It includes the trustee’s remuneration to be received by Chongqing Trust from the trust assets. For the two years ending 31 December 2019, the trustee’s remuneration to be received by Chongqing Trust from the trust assets is expected to be no more than RMB100 million and RMB150 million per year, respectively.

In determining the annual caps on the amount of subscription of trust products, the parties have taken into account the factors such as the type and amount of trust products expected to be issued by Chongqing Trust, the estimated demands of AMC and the asset management products managed by it for trust products, and the expected development of the domestic insurance industry and the domestic trust market.

In determining the annual caps on the management fee for the asset management services, the parties have taken into account the size of asset management products expected to be purchased by Chongqing Trust and the trust products issued by it, and the rate of management fee in relation thereto.

In determining the annual caps on the fees for other daily transactions, the parties have taken into account the factors such as the total number of employees of each party, the expected rent of office space, the area of leased office space, the demand for human resources services, as well as the expected future business development between the parties in other relevant aspects.

Commission File Number 001-31914

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription of Trust Products

It is expected that AMC and the asset management products managed by it will obtain investment returns through the subscription of trust products. The expected rate of return of trust products will be set forth in the trust contracts. It shall be determined mainly based on the investment returns from the management and operation of the trust assets, less any taxes and levies to be borne by the trust assets. The rate of return of trust assets shall be determined mainly based on the prevailing benchmark interest rate for loans with the same term as published by the People’s Bank of China, having taken into account the factors such as the credit risk premium and liquidity risk premium associated with the investment of trust assets, as well as the supply and demand of market funds. The principles and formula for the calculation of trust benefits, together with the timing and order of priority for the distribution of trust principal and benefits, will be specified in the relevant trust contract and prospectus of the trust product, and equally apply to all beneficiaries of the same type under the same trust product. The trustee’s remuneration shall be paid to Chongqing Trust out of the trust assets, and its fee rate shall be determined after considering the market environment, management method, workload and rates of similar products in the market. The trustee’s remuneration will be stipulated in the specific trust contract and equally apply to all subscribers of the same trust product.

Asset Management Services

AMC will determine the rate of management fee for a particular asset management product with reference to the type of underlying assets, expected rate of return, risk level and responsibilities of managers and after taking into consideration the factors including market environment, management method and workload, and such rate shall not deviate from the market rate. In determining the market rate, AMC will make reference to the fee rates of asset management products of a similar type in the market within one year. In the meanwhile, AMC maintains close contacts with comparable companies, keeping abreast of the latest fee rates charged by comparable companies.

Other Daily Transactions

In determining the prices for other daily transactions contemplated under the Framework Agreement, the business departments of the Group usually obtain two or more reference prices from various independent companies offering/purchasing identical or similar services. In particular, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments. The business departments will generally conduct periodic checking once a year to ascertain from time to time whether the terms of the transactions under the Framework Agreement are comparable to those of the relevant transactions entered into between the Group and independent third parties and to those of the relevant transactions in the market. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions under the Framework Agreement will be no less favourable than those entered into between the Group and independent third parties.

Commission File Number 001-31914

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE FRAMEWORK AGREEMENT

The investment by AMC in the trust products issued by Chongqing Trust will be conducive to the expansion of investment channels for the Group’s insurance funds and the development of the Group’s investment business, and increase profit opportunities for the Group, thus achieving better investment returns for the shareholders of the Company. The provision of asset management services by AMC to Chongqing Trust will diversify the investor portfolio of AMC, and increase the scale of assets under management by AMC, which will in turn increase the management fee income of AMC.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the Framework Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the Framework Agreement are fair and reasonable.

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan hold positions in CLIC and/or CLP&C, and have abstained from voting on the Board resolution to approve the transactions under the Framework Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the Framework Agreement (whether on a standalone basis or in aggregate with the similar transactions between CLWM and Chongqing Trust, details of which are set out in the announcement of the Company dated 19 December 2017) are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CBIRC.

Commission File Number 001-31914

AMC was established in November 2003, with a registered capital of RMB4,000 million. The scope of business of AMC mainly includes the management of insurance funds and the provision of consultation services relating to insurance fund management.

The predecessor of Chongqing Trust is Chongqing International Trust Investment Co., Ltd. (重慶國際信託投資公司), which was approved by the People’s Bank of China for its establishment in October 1984. In September 2015, it was renamed as Chongqing International Trust Inc. with a registered capital of RMB15,000 million. Chongqing Trust has 5 shareholders in total, of which Tongfang Guoxin Investment Holding Co., Ltd. (同方國信投資控股有限公司 ) is the largest shareholder with a shareholding of 66.99%, and China Life Investment Holding Company Limited (國壽投資控股有限公司 ), a wholly-owned subsidiary of CLIC, is the second largest shareholder with a shareholding of 26.04%. The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the People’s Bank of China. As at 30 June 2018, the total assets of Chongqing Trust amounted to RMB28,126 million, its net assets amounted to RMB21,291 million, its operating revenue amounted to RMB1,153 million and its net profit amounted to RMB861 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“Chongqing Trust”	重慶國際信託股份有限公司 (Chongqing International Trust Inc.), a joint stock limited liability company established under the laws of the PRC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

Commission File Number 001-31914

“CLWM”	國壽財富管理有限公司 (China Life Wealth Management Company Limited), a company established under the laws of the PRC with limited liability, and a subsidiary of AMC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions (《日常關聯交易框架協議》) to be entered into between AMC and Chongqing Trust

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 October 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie